UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): AUGUST 6, 2008

RATHGIBSON, INC.
(Exact name of registrant as specified in its charter)

Delaware	333-134875	22-3683283
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

475 Half Day Road, Suite 210, Lincolnshire, Illinois	60069
(Address of principal executive offices)	(Zip Code)

(847) 276-2100
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information in Item 8.01 is incorporated herein by reference.

Item 8.01. Other Events.

On August 6, 2008, RathGibson, Inc. announced the departure of Harley Kaplan from his position effective as of August 6, 2008 of Chairman and CEO. A copy of the announcement is attached hereto as Exhibit 99.1 to this report.

Item 9.01   Financial Statements and Exhibits.

   (d)   Exhibits

   The following exhibit is furnished herewith:

   99.1*   Release dated August 6, 2008.

    * Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RATHGIBSON, INC.

/s/ Barry C. Nuss

Barry C. Nuss
Chief Financial Officer

Date: August 11, 2008